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    As filed with the Securities and Exchange Commission on October 1, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            -------------------------


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
       File Reports Under Sections 13 and 15(d) of the Securities Exchange
                                   Act of 1934

                           --------------------------

                         Commission File Number: 1-1822

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                               LACLEDE GAS COMPANY
             (Exact name of registrant as specified in its charter)

                           --------------------------

                                720 Olive Street
                            St. Louis, Missouri 63101
                                 (314) 342-0503

          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                           --------------------------

                     Common Stock, par value $1.00 per share
                          Common Stock Purchase Rights
                          Preferred Stock, 5% Series B
                         Preferred Stock, 4.56% Series C
            (Title of each class of securities covered by this Form)

                           --------------------------

                              First Mortgage Bonds
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

                           --------------------------


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Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)        [ x ]        Rule 12h-3(b)(1)(ii)       [   ]
     Rule 12g-4(a)(1)(ii)       [   ]        Rule 12h-3(b)(2)(i)        [   ]
     Rule 12g-4(a)(2)(i)        [   ]        Rule 12h-3(b)(2)(ii)       [   ]
     Rule 12g-4(a)(2)(ii)       [   ]        Rule 15d-6                 [   ]
     Rule 12h-3(b)(1)(i)        [ x ]

     Approximate number of holders of record as of the certification of notice date:

     Common stock:                      1
     Common stock purchase rights:      1
     Preferred stock, 5% Series B:      141
     Preferred stock, 4.56% Series C:   27

     Pursuant to the requirements of the Securities Exchange Act of 1934, Laclede Gas Company has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

                                        Laclede Gas Company



Date: September 25, 2001               By:  /s/ Gerald T. McNeive, Jr.
                                           ---------------------------------
                                        Name: Gerald T. McNeive, Jr.
                                             -------------------------------
                                        Title: Senior Vice President-
                                               Finance and General Counsel
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